March 9, 2026

Jean-Marc Gilson
President
Westlake Chemical Partners LP
2801 Post Oak Boulevard
Suite 600
Houston, TX 77056

       Re: Westlake Chemical Partners LP
           Registration Statement on Form S-3
           Filed March 4, 2026
           File No. 333-294019
Dear Jean-Marc Gilson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Clayton M. Heery